

December 19, 2014

Via E-mail
Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, North Carolina 27609

> **Re:** **AmericaTowne, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed December 11, 2014**
> **Response dated November 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your above mentioned filings and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1.   We note your response and revised disclosure in response to comment 3. It appears that you provide certain services prior to negotiating arrangements with customers. Please tell us at what point customers become obligated to pay for these services and how you are accounting for costs incurred in connection with these arrangements, including whether such costs should be deferred. Include reference to authoritative literature used

as guidance. Further, please revise to separately state costs of revenues on the face of your statement of operations, or advise us.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

Balance Sheet

2.   We note your response to comments 5, 6 and 7. Please confirm that you will comply in future filings.

You may contact Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Paul Fischer, Senior Counsel, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director